      SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

             Certificate is filed by: The Cleveland Electric Illuminating Company (“Cleveland Electric” or the “Company”), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

             This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.          Type of securities:

In connection with the issuance and sale by the Ohio Water Development Authority (the “Authority”) of $23,255,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2004-B (The Cleveland Electric Illuminating Company Project) (the “Authority Bonds”), Cleveland Electric issued its Waste Water Facilities and Solid Waste Facilities Note, Series 2004-B in the principal amount of $23,255,000 (the “Note”) evidencing its obligation to repay the Authority’s loan to it of the proceeds of the sale of the Authority Bonds pursuant to a Loan Agreement dated as of October 1, 2004 (the “Loan Agreement”) between Cleveland Electric and the Authority. Pursuant to the Loan Agreement, Cleveland Electric is obligated to make payments in such amounts and at such times as will be sufficient to pay, when due, the principal of, premium, if any, and interest on, the Authority Bonds.

In addition, Cleveland Electric issued to the trustee for the Authority Bonds a series of its mortgage bonds (the “First Mortgage Bonds”) under its Mortgage and Deed of Trust, dated July 1, 1940, from the Company to Guaranty Trust Company of New York (now JPMorgan Chase Bank), as trustee, as supplemented, modified and amended (the “Mortgage”), in an aggregate principal amount equal to the principal amount of the Authority Bonds. The First Mortgage Bonds were issued to the trustee for the Authority Bonds to secure Cleveland Electric’s payment obligations under the Note with respect to principal of and interest (but not premium) on the Authority Bonds in the event of a declaration of acceleration of maturity of the Authority Bonds. The Authority Bonds will also be insured as to payment of principal and interest by a municipal bond new issue insurance policy (the “Policy”) issued by Financial Guaranty Insurance Company (the “Bond Insurer”).

2.          Issue, renewal or guaranty:

             Issue.

3.          Principal amount of each security:

             $23,255,000

4.          Rate of interest per annum of each security:

Upon their issuance on October 1, 2004, the Authority Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix C to the Official Statement dated September 21, 2004, that was distributed in connection with the issuance of the Authority Bonds. The first auction will occur on November 2, 2004, and the first interest payment date will be November 3, 2004. Following this initial Dutch Auction Rate Period, interest on the Authority Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The Note and the First Mortgage Bonds will accrue interest at the same rate of interest as the Authority Bonds, but such interest will be payable under the First Mortgage Bonds only in the event of a redemption thereof in connection with a declaration of acceleration of maturity of the Authority Bonds.

5.          Date of issue, renewal or guaranty of each security:

             October 1, 2004.

6.           If renewal of security, give date of original issue:

             Not applicable.

7.          Date of maturity of each security:

             October 1, 2030, subject to prior redemption.

8.          Name of the person to whom each security was issued, renewed or guaranteed:

             The Note and the First Mortgage Bonds were issued to the trustee for the Authority Bonds.

9.          Collateral given with each security:

The Note is an unsecured obligation of Cleveland Electric. The Mortgage, which secures the First Mortgage Bonds and all other mortgage bonds of Cleveland Electric, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Cleveland Electric.

10.        Consideration given for each security:

Cleveland Electric issued the Note and the First Mortgage Bonds in consideration of the loan by the Authority to Cleveland Electric of the proceeds of the sale of the Authority Bonds and, in the case of the issuance of the First Mortgage Bonds, the Bond Insurer’s issuance of the Policy.

11.        Application of proceeds of each security:

The proceeds of the Authority Bonds were used, together with funds provided by Cleveland Electric, to purchase and cancel on October 1, 2004, $23,255,000 aggregate principal amount of the outstanding State of Ohio Pollution Control Revenue Refunding Bonds, Series 1998-A (The Cleveland Electric Illuminating Company Project).

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

             (a)        the provisions contained in the first sentence of Section 6(b) [ ]

             (b)        the provisions contained in the fourth sentence of Section 6(b) [ ]

             (c)        the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

             Not applicable.

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

             Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.

                                                                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                                   By: /s/ Thomas C. Navin
                                                                           Thomas C. Navin
                                                                              Treasurer

Dated: October 7, 2004

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